EXHIBIT 12

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$705	$791	$2,384	$2,616	$2,636	$1,806	$2,303
(Income) Loss from Equity Investees, net of Distributions	1	0	(4)	(19)	(25)	(5)	(10)
Fixed Charges	116	137	522	571	600	633	755
Capitalized Interest	(6)	(2)	(14)	(67)	(45)	(37)	(26)
Preferred Securities Dividend Requirements of Subsidiaries	0	0	0	(2)	(6)	(6)	(6)

Total Earnings	$816	$926	$2,888	$3,099	$3,160	$2,391	$3,016

Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$113	$134	$509	$555	$581	$615	$737
Interest Factor in Rentals	3	3	13	14	13	12	12
Preferred Securities Dividend Requirements of Subsidiaries	0	0	0	2	6	6	6

Total Fixed Charges	$116	$137	$522	$571	$600	$633	$755

Ratio of Earnings to Fixed Charges	7.03	6.76	5.53	5.43	5.27	3.78	3.99

(A)	The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.
(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals and (d) preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.